Kenmar Global Trust - April 2004

Kenmar Global Trust (KGT) ended the month of April down -5.20% with losses in currencies, interest rates and metals. The Net Asset Value per unit of KGT was $108.54 as of April 30, 2004.

Allocation of Assets to Advisors

                   APR 1 2004     MAY 1 2004
                   ----------     ----------
Graham                32%             31%
Grinham               34%             36%
Transtrend            34%             33%

The S&P 500, Dow Jones and Nasdaq indices all posted losses for the month (-1.7%, -1.3% and -3.7% respectively). In addition, the month of April started out terribly in the US for fixed income, as strong employment figures released on April 2nd worried investors about inflation in response interest rates moved sharply higher. In Japan, the Nikkei index ended the month with a small gain of +0.4%, after falling nearly -3.0% in the last week of April. The three major European stock indices fared much better than the US, led by Germany's DAX Index, which returned +3.3%. France's CAC and the UK's FTSE 100 Indices also advanced (+1.4% and +2.4% respectively.)

During April, the dollar rallied to multi-month highs on renewed recovery hope for the US economy and a hint by Federal Reserve Chairman Greenspan that interest rates might be moving upwards in the third quarter 2004. Alternatively, Canada reduced its interest rates by a quarter of a percent, in the face of weaker than expected economic data, which drove the Canadian dollar higher. The Bank of England and the European Central Bank both left their rates unchanged and consequently, both the euro and the British pound moved lower. The Japanese yen moved sharply higher during the month.

In the energy complex, crude oil rose to a 3 1/2 year high on expectations that parts of the US will run short of fuel this summer. US inventories were 2.7% lower than a year earlier, while demand was 11% higher. Also boosting prices was the continued violence in Iraq. In precious metals, gold and silver prices were lower by month-end.after hitting highs early in the month, To the best of my knowledge and belief, the above information is accurate and complete. Sincerely,


Esther Eckerling Goodman
Chief Operating Officer and
Senior Executive Vice President
Kenmar Advisory Corp., as Managing Owner
Kenmar Global Trust

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                               KENMAR GLOBAL TRUST
                           UNAUDITED ACCOUNT STATEMENT
                       FOR THE MONTH ENDING APRIL 30, 2004















                            STATEMENT OF INCOME(LOSS)

TRADING INCOME (LOSS)
Realized Trading Gain/(Loss)                                       ($549,278.94)
Change in Unrealized Gain/(Loss)                                   ($602,767.50)
Gain/(Loss) on Other Investments                                       ($798.06)
Brokerage Commission                                                ($93,402.84)
                                                                 --------------
Total Trading Income                                             ($1,246,247.34)

EXPENSES
Audit Fees                                                            $3,333.33
Administrative and Legal Fees                                         $5,102.82
Management Fees                                                     $122,762.43
Offering Fees                                                        $10,000.00
Incentive Fees                                                            $0.00
Other Expenses                                                            $0.00
                                                                 --------------
Total Expenses                                                      $141,198.58

INTEREST INCOME                                                      $34,345.82

NET INCOME(LOSS) FROM THE PERIOD                                 ($1,353,100.10)
                                                                 ==============

                  STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)




Beginning of Month                    $26,044,257.52
Addition                                 $343,445.94
Withdrawal                              ($451,074.40)
Net Income/(Loss)                     ($1,353,100.10)
                                      --------------
Month End                             $24,583,528.96

Month End NAV Per Unit                       $108.54

Monthly Rate of Return                        -5.20%
Year to Date Rate of Return                   -2.24%



        To the best of our knowledge and belief, the information above is accurate and complete:




/s/ Kenneth A. Shewer                                 /s/ Marc S. Goodman
---------------------------                           --------------------------
Kenneth A. Shewer, Chairman                           Marc S. Goodman, President

                    Kenmar Advisory Corp., General Partner of
                               Kenmar Global Trust